November 20, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: NL One Corporation

Response to Staff Letter November 4, 2014

Form S-1/A

Filed October 15, 2014

File No. 333-198528

To the men and women of the SEC:

On behalf of NL One Corporation (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 4, 2014 addressed to Mr. Jeffrey DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on October 15, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Summary, page 2

1. We note your disclosures on pages 2, 4, 10, 26 and F-3 indicating that you do not have any assets and that you lack committed funding to “get operations underway” or pay the $20,000 in audit fees and other offering costs. Based on these disclosures, it also appears that you presently do not have sufficient funds to pay audit and other fees necessary to meet your Exchange Act reporting obligations for the next twelve months. As applicable, please revise page 2 of the Summary to highlight this present lack of funding and disclose the amount of funds that would be necessary to pay these offering expenses and maintain reporting obligations

COMPANY RESPONSE

We stated on page 2 of the registration statement that we have intrinsic value in the provisional patent applications but otherwise no assets. The word intrinsic has been added to replace inherent.

Our control shareholder Thomas DeNunzio purchased control of the Company for $10,000 based upon his acumen and review of the provisional patent applications and concluded that there is inherent value in the underlying technology. The patent applications are the only assets of the Company. We own the provisional patents and the opportunity to develop the technology. There is no better way to evaluate the fair market value of an asset than with a most recent sale. We will be adjusting the preliminary valuation of the patents from $10,000, as necessary as we obtain more information regarding the technology and the possibilities of commercialization.

We have added the following on page 2:

We estimate the costs of this offering to be around a total of $20,000 including audit fees and around $10,000 in annual associated reporting fees required to stay current in filing status. There are informal agreements in place with our CEO Jeffrey and our controlling shareholder Thomas DeNunzio to supply these funds but the agreements are not formally committed and may or may not be supplied not withstanding that either DeNunzio has paid the accountant for the cost of the audit for the S-1.

In the event that these funds are not supplied by Jeffrey or Thomas DeNunzio, then we will not have enough money to move forward with the implementation of the business plan or remain in good standing regarding our yearly reporting requirements subsequent to the offering. In the event that we do not receive the funds necessary to move forward through these informal agreements, then we may be forced to sell the Company, our intellectual assets, suspend or cease our offering entirely.

Additionally the following risk factor has been added on page 6:

It is possible that we will not have sufficient funds to move forward with our offering if we do not receive funding from Jeffrey and/or Thomas DeNunzio, with whom we have informal agreements to advance funds.

We estimate the costs of this offering to be around a total of $20,000 including audit fees and around $10,000 in annual associated reporting fees required to stay current in filing status. There are informal agreements in place with Jeffrey and Thomas DeNunzio to supply these funds but the agreements are not formally committed and may or may not be supplied. In the event that these funds are not supplied then we will not have enough money to move forward with this offering or remain in good standing regarding our yearly reporting requirements subsequent to the offering. In the event that we do not receive the funds necessary to move forward through these informal agreements then we may be forced to sell the Company, our intellectual assets, suspend or cease our offering entirely. If we do not receive funds and are forced to suspend or cease operations then it is possible that you will lose some or all of your investment.

2. We note your response to prior comment 5. However, your revised disclosure on page 11 in response to prior comment 17 and your response to prior comment 7 indicate that the business plan calls for the company to acquire patents and apply unspecified “technology” to “fields that you have not yet identified.” In addition, we note your disclosure on page 2 indicating that presently you are not conducting business operations. Accordingly, please tell us whether you are a “blank check company” within the meaning of Rule 419.

COMPANY RESPONSE

The Company has a very specific business purpose and bona fide plan of operations which involves the planned development of our provisional patent applications and our desire to acquire new patents. Our provisional patent applications have intangible value and help us to strategically begin the patenting process, as they allow us to affordably secure an initial disclosure date while we explore the potential of the concept and or compile a more substantive patent application. We are not a blank check registrant, as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. The fact that resources are limited does not change the fact that the Company has a specific business plan that it is attempting to implement. We have begun business operations although limited by filing the provisional patent applications as evidenced in Exhibits 99.1 and 99.2 to the registration statement. We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.

3. We note that you are not receiving any of the proceeds of this offering. Therefore, please revise your disclosure on page 2 to explain why you would not begin actual research and development efforts until this offering has concluded.

COMPANY RESPONSE

Page 2 was amended to the read: We cannot begin actual research and development of a prototype until we receive the necessary funds to accomplish this goal. We continue to search for additional investors and sources of funding. Until we receive such funds, any research and development will be limited notwithstanding that our CEO Jeffrey DeNunzio and our control shareholder Mr. DeNunzio have informally agreed to fund our operations.

We have also added a risk factor on page 8 that reads:

Lack of funds limit our ability to begin actual research and development to further our provisional patents.

We cannot begin actual research and development of a prototype until we receive the necessary funds to accomplish this goal. We continue to search for additional investors and sources of funding. Until we receive such funds, any research and development will be limited notwithstanding that our CEO Jeffrey DeNunzio and our control shareholder Mr. DeNunzio have informally agreed to fund our operations. We cannot be assured that we will receive the necessary funds to develop our patents so therefore you may lose some of your entire investment.

Our Company, page 2

4. We note your revisions on page 2 in response to prior comment 6. With respect to the 314 million share issuance, please revise to disclose the size of this offering as a percentage of the total shares outstanding at the time of the issuance.

COMPANY RESPONSE

We added the following on page 2: Following the share issuance of 314,000,000 shares of common stock to Mr. Thomas DeNunzio and as of November 20, 2014 the Company has 348,892,000 shares of common stock issued and outstanding. The offering herein which has been amended to the amount of 24,882,000 equates to 7.13 % of all of the Company’s issued and outstanding shares.

5. We note the disclosure added to page 5 in response to prior comment 13. Please revise page 1 of the Summary to disclose the costs necessary to develop a final product.

COMPANY RESPONSE

We have disclosed the costs necessary to develop a final product on page 1.

Risk Factors, page 6

6. Please add a risk factor to disclose and highlight your response to prior comment 22.

COMPANY RESPONSE

The following risk factor was added on page 9:

Our board of directors can change the voting power of our common shares without shareholder approval.

Article X of our Company’s Bylaws permits our board of directors to amend our bylaws. The board of directors can change the voting power of our Company’s common shares without shareholder approval. This may cause you to lose some or all of your investment due to the fact that shareholders’ voting power can be changed or altered. This also means that the Company may face difficulty in acquiring future investments. It may also impact the personal ownership of shares as the voting power can be changed or altered at any time if designated by the Company’s board of Directors.

Selling Shareholders, page 18

7. Based on your response to prior comment 19, it does not appear that the 119,118,000 shares that you seek to register on behalf of Thomas DeNunzio are eligible to be made pursuant to Rule 415(a)(1)(i). Accordingly, please revise to identify Thomas DeNunzio as an underwriter, disclose a fixed price at which the securities will be sold throughout the duration of the offering and include all Regulation S-K, Item 508 disclosures. Alternatively, please substantially reduce the number of shared registered on Mr. DeNunzio’s behalf.

COMPANY RESPONSE

We have reduced the number of shares that we are registering on behalf of Mr. Thomas DeNunzio from 119,118,000 which represented 33.6% of all shares that Mr. DeNunzio owns to 10,000,000 shares which represents approximately 3% of all shares owned by Mr. Thomas DeNunzio. This has been reflected on page 18. Additionally, we have amended the S-1 to reflect the amount of shares we now intend to register in total which is 24,882,000. Previously, it was 134,000,000. This has been reflected on the cover page and on pages 1,3, and 18. The dilution table has also been amended appropriately.

Procedures for Subscribing, page 20

8. We note your responses to prior comments 20 and 21; however, your disclosure on page 20 continues to refer to a subscription agreement and your disclosure on page 2 refers to the offering as “our offering.” Accordingly, please revise to clarify the company’s role in the offering and file the referenced subscription agreement.

COMPANY RESPONSE

The Company has amended “Our Offering” to “The Offering” on page 3 and also removed any mention of a subscription agreement on page 20 since there will be no subscription agreement that the Company will be providing. It has been clarified that such transactions are between the shareholder and the potential purchaser, with the Company having no affiliation with such transactions.

Patents and Trademarks, page 22

9. We note your revised disclosure in response to prior comment 24. Based on the disclosed May 20, 2014 filing date, it appears that Mr. Befumo filed the provision patent applications after Thomas DeNunzio acquired a controlling interest in the company. Accordingly, please explain to us how the filing of these applications would “make the Company more appealing for sale” to Mr. DeNunzio. With a view to possible disclosure, please also tell us who directed Mr. Befumo to undertake his recent work on the provisional patent applications, when he was commissioned to perform that work and what compensation he received

COMPANY RESPONSE

The provisional patent applications make the Company more appealing to Mr. DeNunzio and help us to strategically begin the patenting process, as they allow us to affordably secure an initial disclosure date while we explore the potential of the concept and or compile a more substantive patent application. Mr. Befumo of the Law Firm of Befumo & Shaeffer, PLLC agreed to file new provisional patent applications since they had expired at a cost of $130.00 per each application. The provisional patent applications are intellectual assets of the Company.

10. Please provide us with copies of the provisional patent applications.

COMPANY RESPONSE

The provisional patents are attached as exhibit 99.1 and 99.2

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 20, 2014

/s/ Jeffrey DeNunzio

President & CEO